SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M68830104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,429,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,429,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,429,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.86% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 27,047,737 outstanding ordinary shares as of September 30, 2017 as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2017 (the “November 2017 Form 6-K”).

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,429,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,429,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,429,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.86% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 27,047,737 outstanding ordinary shares as of September 30, 2017 as reported on November 2017 Form 6-K.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,429,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,429,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,429,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.86% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 27,047,737 outstanding ordinary shares as of September 30, 2017 as reported on November 2017 Form 6-K.

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CUSIP No. M68830104

Item 1.

(a)	Name of Issuer:

MediWound Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

42 Hayarkon Street

Yavne 8122745, Israel

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Access Filers”):

Access Industries Holdings LLC

Access Industries Management, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence

Access Industries Holdings LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Industries Management, LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Len Blavatnik

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

(c)	Citizenship:

Access Industries Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries Management, LLC is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

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(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M68830104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

1,180,582 ordinary shares of the Issuer are owned directly by Clal Biotechnology Industries Ltd. (“CBI”). 8,248,973 ordinary shares of the Issuer are owned directly by Clal Life Sciences L.P. (“Life Sciences”).

The general partner of Life Sciences is Clal Application Center Ltd., which is wholly owned by CBI. Clal Industries Ltd. (“CI”) owns a majority of the outstanding shares of CBI. CBI, CI and Life Sciences have filed a separate report on Schedule 13G reporting their ownership of securities of the Issuer. The Access

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Filers may be deemed to share voting and investment power over the ordinary shares owned directly by CBI Industries and Life Sciences because (i) Len Blavatnik controls Access Industries Management, LLC (“AIM LLC”), Access Industries Holdings LLC (“AIH LLC”) and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM LLC manages AIH LLC, (iii) AIH LLC owns a majority of the equity of AI SMS L.P. (“AI SMS”), (iv) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (v) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); and (vi) Access AI wholly owns CI. Each of the Access Filers, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaim beneficial ownership of the shares owned or deemed beneficially owned by CBI Industries and Life Sciences.

(b)	Percent of class:

34.86%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

The Access Filers may be deemed to have shared power to vote or direct the vote of 9,429,555 ordinary shares. Each of the Access Filers disclaim such beneficial ownership of such shares.

(iii)	Sole power to dispose or to direct the disposition:

0

(iv)	Shared power to dispose or to direct the disposition:

The Access Filers may be deemed to have shared power to dispose or direct the disposition of 9,429,555 ordinary shares. Each of the Access Filers disclaim such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

*	Based on 27,047,737 outstanding ordinary shares as of September 30, 2017 as reported on November 2017 Form 6-K.

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Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title
ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title
* Signature Len Blavatnik Name

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (as filed with the Securities and Exchange Commission on February 13, 2015).

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact

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